Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

2nd Floor East, 9735 42nd Avenue,

Edmonton, Alberta, T6E 5P8

2.

Date of Material Change

October 2, 2007

3.

News Release

October 2, 2007 via Marketwire.

4.

Summary of Material Change

Titan Trading Analytics Inc. ("Titan") announced the completion of its Black Box software.

Titan also announced that Rhonda Lawrence has been appointed as the General Business Manager of Titan.

5.         Full Description of Material Change

Titan Trading Analytics Inc. ("Titan" or the “Company”) announced the completion of its Black Box software. This version of Titan’s Black Box is a completely stand alone application, which differentiates it from Titan’s previous implementations of its Black Box software. A 30 day period of in house alpha testing has begun and will be followed by a 60 day period of beta testing, prior to the release of the industry ready product. With the completion of this flagship offering, Titan is now ready to transform its operation from one focused on research and development to one focused on trading operations and sales and marketing.

Titan would also like to announce that, to facilitate the change in operations, it has appointed Rhonda Lawrence as General Business Manager of Titan Trading Analytics Inc. Rhonda will oversee the transformation of the Company from a research and development company into a company that sells and supports its entire array of trading solutions and services. Rhonda has twenty nine (29) years experience trading stocks and commodities. She has overseen large trading operations in many different asset classes: ranging from stocks, to currencies and to commodities. She was responsible for risk management hedging accounting, financial monitoring and analysis for a major publicly traded company. She has served as executive of this company for ten (10) years.

Rhonda has held many professional and industry-committee positions during her career and has been a chairperson of the Executive Committee of the University of Lethbridge. She has also served as Chairperson of the Market Development Committee / Executive of the Board of the Canola Council of Canada, and as a director of the Canadian Oil Seed Processors Association.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-438-1239

9.

Date of Report

October 2, 2007